UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
Report of Foreign Issuer Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934
December 29, 2006
Commission file number 1-14400
Metso Corporation
(Translation of registrant’s name into English)
Fabianinkatu 9 A,
P.O. Box 1220
FI-00101
Helsinki, Finland
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F
Form 20-F ☑      Form 40-F ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐      No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g-3-2(b):82-

TABLE OF CONTENTS

SIGNATURES
SIGNATURES
Date December 29, 2006
Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.
Name:

Olli Vaartimo	Aleksanteri Lebedeff
Executive Vice President and CFO	Senior Vice President,
Metso Corporation	General Counsel
Metso Corporation

Metso completes the acquisition of Aker Kvaerner’s Pulping and Power businesses
(Helsinki, Finland, December 29, 2006) – Metso Corporation (NYSE: MX; OMXH: MEO1V)
Metso Corporation has completed the acquisition of Aker Kvaerner’s Pulping and Power businesses. The businesses were transferred to Metso on December 29, 2006. The European Commission clearance for the acquisition was received on December 12, 2006.
The cash and interest-bearing debt-free acquisition price, agreed in April 2006 when the sales and purchase agreement was signed, was approximately EUR 335 million. The final transaction price will be based on the balance sheet at the time of the closing. Metso will disclose the final transaction value, including the adjustments related to the remedy package, after the parties have agreed upon the closing balance sheet.
Metso has also completed the sales and purchase agreement of the remedy package concerning the divestment of Metso Paper’s and Aker Kvaerner’s overlapping pulping businesses to the Canadian Groupe Laperrière & Verreault Inc. (GL&V). The remedy package was transferred to GL&V on December 29, 2006. The divestment of the remedy package was conditional on the approval received from the European Commission on December 12, 2006. The parties have agreed that the transaction value will not be disclosed.
Metso is a global engineering and technology corporation with 2005 net sales of approximately EUR 4.2 billion. Its 25,000 employees in more than 50 countries serve customers in the pulp and paper industry, rock and minerals processing, the energy industry and selected other industries.
www.metso.com

For further information, please contact:

Bertel Langenskiöld, President, Fiber Business Line and the integration of Aker Kvaerner’s Pulping and Power units, Metso Corporation, tel. +358 204 84 3200

For further information for investors, please contact: Johanna Sintonen, Vice President, Investor Relations, Metso Corporation,
tel. +358 204 84 3253
or
USA: Mike Phillips, Senior Vice President, Finance and Administration, Metso USA, Inc., tel. +1 770 246 7237.